(As filed April 5, 2001)

                                                                File No. 70-9775

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                       on
                                   FORM U-1/A
                                      under
                 The Public Utility Holding Company Act of 1935

                    ----------------------------------------

                    AMEREN ENERGY FUELS AND SERVICES COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                    -----------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                    -----------------------------------------

                       Steven R. Sullivan, Vice President,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

                    -----------------------------------------

The Commission is requested to mail signed copies of all orders, notices and communications to:

     Joseph H. Raybuck, Esq.                 William T. Baker, Jr., Esq.
     Ameren Services Company                 Thelen Reid & Priest LLP
     1901 Chouteau Avenue                    40 West 57th Street
     St. Louis, Missouri 63103               New York, New York 10019-4097

     The Application/Declaration filed in this proceeding on October 18, 2000, as previously amended by Amendment No. 1, filed March 22, 2001, is hereby further amended as follows:

     Subsection 1.2 of Item 1 - Description of Proposed Transaction, is amended
                                -----------------------------------
and restated to read as follows:

     1.2  Requested Approval. Ameren Fuels requests authorization to provide
          ------------------
fuel procurement and natural gas supply services to (including acting as agent for) Union Electric and CIPS. Such services, which are similar to those that Ameren Services currently provides to Union Electric and CIPS, would be provided "at cost" in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder. Ameren Fuels proposes to provide such services pursuant to the terms of the Fuel and Natural Gas Services Agreement (the "Agreement") filed herewith as Exhibit B. The Agreement includes provisions to protect the interests of Ameren's state utility regulators and the retail customers of Union Electric and CIPS.

     The Agreement has been filed with the Missouri and Illinois public utilities commissions. Ameren Fuels will employ an accounting system that will enable it to identify, track and properly allocate direct and indirect costs associated with all of its activities.

     Upon the commencement of services under the Agreement by Ameren Fuels, Ameren Services will discontinue rendering any fuel procurement and natural gas supply services to Union Electric and CIPS, and the service agreement between Ameren Services and Union Electric and CIPS will be appropriately modified.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement filed herein to be signed on its behalf by the undersigned thereunto duly authorized.


                                        AMEREN ENERGY FUELS AND
                                             SERVICES COMPANY


                                        By: /s/ Steven R. Sullivan
                                                -------------------------------
                                        Name:   Steven R. Sullivan
                                        Title:  Vice President, General Counsel
                                                and Secretary


Date:   April 5, 2001


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